UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated April 27, 2015, announcing the publication of the special report on the dynamics of the tanker market on the Company's website.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 27, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

 SPEED UP FOR WHAT?

Many investors are asking questions about the dynamics of the tanker market and asked us to confirm their views on vessel utilisation across the tanker market.

This answer is very much linked to how supply and demand balance one another in a bulk tramping market. Whilst there is no precise correlation between earnings and supply, it is critically important to understand that small changes can have major impact on the market as a whole. When the market is undersupplied with tankers, there is little or no resistance to pricing and when the market is oversupplied with just a few tankers, the market has no support and indeed owners have been known to even transport cargo at a negative gross cash flow!

The speed of the vessel is one of those changes that can have an impact on the market. But what is it that ship owners want to gain by speeding up their vessels?

Please see our special report: SPEED UP FOR WHAT?

http://investors.euronav.com/company-news-and-reports/special-reports.aspx?sc_lang=en

*
*  *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Extraordinary and Annual General Meetings of Shareholders 2015: Wednesday 13 May 2015
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 27 VLCCs (of which 1 in 50%-50% joint venture) and 23 Suezmaxes (of which 4 in 50%-50% joint venture). The company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.